Exhibit 99.1

Jumei Announces US$27.6 Million in Share Repurchase Since April 2018

July 23, 2018 at 7:00 AM EDT

BEIJING, July 23, 2018 (GLOBE NEWSWIRE) -- Jumei International Holding Limited (NYSE:JMEI) (“Jumei” or the “Company”), China’s leading online retailer of beauty products, today announced that it has repurchased 10,269,983 of its American depositary shares as of June 29, 2018, for an aggregate purchase price of approximately US$27.6 million, since the adoption of its previously announced share repurchase plan in April 2018.

About Jumei International Holding Limited

Jumei (NYSE:JMEI) is China’s leading online retailer of beauty products. Jumei’s internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, light luxury products, health supplements and other products through the Company’s jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://ir.jumei.com.

For investor and media inquiries, please contact:

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com